(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

QUEPASA Corporation
Full Name of Registrant

N/A
Former Name if Applicable

7550 E. Redfield Road Suite A
Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85260
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Quepasa Corporation (the “Company”) is unable to file its Annual Report on Form 10-KSB for fiscal year ended December 31, 2006 (the “Form 10-KSB”) by April 2, 2007, the prescribed due date, without unreasonable effort or expense, due to its ongoing evaluation of certain accounting issues and finalization of its financial statements for the fiscal year ended December 31, 2006, and completion of the financial statement audit by its new independent registered public accounting firm. The Company intends to file the Form 10-KSB as promptly as practicable and, in any event, no later than the fifteenth calendar day (April 17, 2007) following the date on which the Form 10-KSB was due (April 2, 2007).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles B. Mathews	(480)	348-2665
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Company’s evaluation of certain accounting issues and the audit of the Company’s financial statements for the fiscal year ended December 31, 2006 has not yet been completed. Excluding the resolution of the accounting issue described in the following paragraph, the Company has preliminarily determined that it incurred a net loss of approximately $6.4 million in 2006, compared to a net loss of approximately $3.0 million in 2005. The foregoing estimate is subject to audit adjustment. The principal reason for the anticipated increase in net loss is that expenses significantly exceeded revenues as the Company focused on enhancing its new business model. This resulted in increased operating costs and expenses, including increased general and administrative expenses; product and content development expenses, offset by decreases in search services expenses; and sales and marketing expenses.

As part of the Company’s ongoing evaluation of its 2006 financial statements, the Company is evaluating its accounting treatment for options and warrants including those options and warrants issued in connection with a March 2006 private placement. See the Company’s Report on Form 8-K, filed March 22, 2006, for additional information regarding this private placement. The Company’s evaluation and the audit of the Company’s financial statements are not complete of the date of this report, but there could be an increase in the amount of the non-cash charge that would be material to the Company’s 2006 results of operations. There would be no effect on the Company’s revenues or cash flows.

QUEPASA Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2007	By:	/s/ Charles B. Mathews
Charles B. Mathews
Executive Vice President and Chief Financial Officer